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11017793

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RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creation Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SOUTH SERVICE ROAD, SUITE 100
(No. and Street)

MELVILLE (City) NEW YORK (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG R. HONIGBLUM 512-358-9276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF-ERE CPAS LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, GREGG R. HONIGBLUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATION CAPITAL LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA C. ELKINS
Notary Public, State of Texas
My Commission Expires
February 17, 2015

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS
December 31, 2010

MBAF ERE
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

To the Members of
Creation Capital LLC

We have audited the accompanying statement of financial condition of Creation Capital LLC (a Limited Liability Company) as of December 31, 2010, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creation Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, all the Company's revenues are derived from one customer. Additionally, as discussed in Note 3, a majority of the Company's assets are represented by one non-traded security.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MBAF-ERE CPAs, LLC

New York, NY
February 24, 2011

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets:		
Cash and cash equivalents	$	58,161
Prepaid expenses		10,000
Investments		207,158
Furniture and equipment, net of accumulated depreciation of $19,514		9,804
Other assets		5,400
Total Assets	**$**	**290,523**
Liabilities and Members' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	9,922
Total Liabilities		9,922
Members' equity		280,601
Total Liabilities and Members' Equity	**$**	**290,523**

See accompanying notes to the financial statements.

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF INCOME

Year ended December 31, 2010

Revenues:	
Fee income	$ 963,384
Reimbursement income	24,128
Total revenues	987,512
Expenses:	
Health insurance	31,364
Rent and occupancy expense	18,970
Professional fees	177,760
Commission expense	105,680
Depreciation and amortization	3,986
Other operating expenses	125,068
Net investment loss	45,004
Total expenses	507,832
Net Income	**$ 479,680**

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2010		
Balance, January 1	$	292,921
Net income		479,680
Member capital contributions		32,000
Member distributions		(524,000)
Balance, December 31	**$**	**280,601**

See accompanying notes to the financial statements.

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2010	
Cash Flows From Operating activities:	
Net income	$ 479,680
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	3,986
Net investment loss	45,004
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(10,000)
Increase in other assets	(800)
Decrease in accounts payable and accrued expenses	6,207
Net cash provided for operating activities	524,077
Cash Flows From Investing Activities:	
Purchase of furniture and equipment	(4,705)
Net cash used in investing activities	(4,705)
Cash Flows From Financing activities:	
Member capital contributions	32,000
Member distributions	(524,000)
Net cash used in financing activities	(492,000)
Net increase in cash and cash equivalents	27,372
Cash and cash equivalents - beginning of year	30,789
Cash and cash equivalents - end of year	**$ 58,161**

See accompanying notes to the financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Creation Capital LLC, a limited liability company, (the "Company") was incorporated in May 2001 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in October 2001. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after the balance sheet date through the auditors' report date and date of issuance. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no non-recognized subsequent events that require additional disclosure.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments purchased with an original maturity of three months or less.

Valuation of Investment in Securities at Fair Value-Definition and Hierarchy

Securities are recorded at fair value in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures.* Under this accounting standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

This standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants used at the measurement date. The fair value hierarchy is categorized into

three levels based on inputs as follows:

Level 1- Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in the accounting standard. The three valuation techniques are as follows:

- Market approach - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- Cost approach - Amount that would be required to replace the service capacity of an asset (i.e. replacement cost); and

- Income approach - Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

The Company's securities consist of preferred stocks and warrants. The Company uses the Level 3 fair value hierarchy in the valuation of these securities. The Company uses the Level 1 fair value hierarchy in the valuation of all other assets and liabilities as the carrying value approximates fair value because of the short maturity of those financial assets and liabilities.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Fee Income
Fee income consists of private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting. As of December 31, 2010, the Company had no contractual agreements for services related to fee income.

Income Taxes
No provision has been made for federal and state income taxes in the accompanying financial statements since each member includes its proportionate share of income, loss or credit in its respective income tax return.

The accounting standard for accounting for uncertainty in income taxes prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements.

The Company classifies interest on underpayments on income tax as interest expense, and classifies penalties in connection with underpayments of tax as miscellaneous expenses.

The Company is under regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns. Management believes its tax status will be upheld upon examination. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts reflected in filings.

With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2007.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 through 2013.

New Accounting Pronouncements
In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard did not have an effect on the Company's financial statements.

2. CONCENTRATION OF REVENUE:

In 2010, fee income received by the Company was from one customer, which provided 100% of total fee income.

3. INVESTMENTS:

The Company purchased 125,001 shares of Series A convertible preferred capital stock of Amedica Corporation ("Amedica") issued on January 29, 2004 for $75,000. It also purchased 25,000 shares of Series C convertible preferred capital stock of Amedica Corporation issued on February 24, 2006 for $50,000.

In connection with the private placements for Amedica Corporation, the Company was issued 183,290 warrants in April 2007, exercisable for seven years at a price of $3.30 per share. The offering value of the stock sold in this offering was $3.00.

Preferred Equity

The Black-Scholes Option Pricing Model was used to apportion fair value to the preferred equity. Using this method treats the preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock. This method also considers the convertible features of the preferred equity classes and the preferred warrants outstanding. A discount of 25% was applied for lack of marketability of the equity shares since Amedica is privately-held.

Preferred shares were valued using the Black-Scholes Option Pricing model considering the following factors: valuation date, strike price, risk-free rate, expected dividend yield, expected life of the option, expected volatility, and underlying stock value.

Fair Value of Investment in Amedica

	Number of Shares		Price per Share		Significant Observable Inputs - Level 3
Series A Convertible Preferred Stock	125,001	$	1.10	$	137,501
Series C Convertible Preferred Stock	25,000		1.10		27,500
Preferred Stock Warrants:					
Series D	183,290	$	0.23		42,157
				$	207,158

Level 3 Asset Rollforward

Fair value at December 31, 2009	$	252,162
Transfers in/out of level 3		-
Unrealized losses		(45,004)
Fair value at December 31, 2010	$	207,158

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statement of Financial Condition and Statement of Income.

4. FURNITURE AND EQUIPMENT:

Furniture and equipment consist of the following at:

December 31,		2010
Office equipment	$	21,985
Furniture and fixtures		7,333
Total property and equipment		29,318
Less: accumulated depreciation		(19,514)
Net furniture and equipment	$	9,804

Depreciation expense for the year ended December 31, 2010 was $3,986.

5. NET CAPITAL REQUIREMENT:

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company has net capital of $48,239, which was $43,239 in excess of its required net capital of $5,000. The Company's net capital ratio was 1 to .79.

6. LEASE COMMITMENTS:

The Company subleases on a month-to-month basis and either party may terminate the agreement at any time. The monthly payment is $1,150.

In May 2010, the Company entered into a sublease agreement for office space expiring November 30, 2012. The monthly payment through November 30, 2010 is $800 and increases to a maximum of $882 per month by the end of the term.

As of December 31, 2010 the aggregate future minimum rental commitments under this lease is as follows:

For the years ending December 31:		
2011	$	10,122
2012		9,702
	$	19,824

Rent expense for the year ended December 31, 2010 was $18,970.

7. OFF BALANCE-SHEET CREDIT RISK:

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2010.

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Creation Capital LLC

In planning and performing our audit of the financial statements of Creation Capital LLC (a Limited Liability Company) (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures previously mentioned, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 24, 2011

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2010

Net capital:		
Total members' equity	$	280,601
Deduct non-allowable assets and charges:		
Investment in preferred stock		207,158
Furniture and equipment, net		9,804
Prepaid expenses		10,000
Other assets		5,400
		232,362
Net capital	$	48,239
Aggregate indebtness - total liabilities	$	9,922
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital	$	43,239
Ratio of aggregate indebtedness to net capital		0.21

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2010:

As reported in the Company's Part IIA (unaudited) FOCUS report:		
Furniture and equipment, net	$	9,197
Investments		190,662
Prepaid expenses		109,200
Other assets		4,600
Accounts payable and accrued expenses		2,422
Audit adjustments:		
Increase in furniture and equipment		607
Increase investments		16,496
Decrease in prepaid expenses		(99,200)
Increase in other assets		800
Increase accounts payable and accrued expenses		(7,500)
	$	227,284
Total members' equity as reported in the Company's Part IIA (unaudited) FOCUS report	$	369,398
Audit adjustments, net on the statement of income		(88,797)
Total members' equity per above	$	280,601

SCHEDULE II - STATEMENT OF EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption (k)(2)(i), the Company conducted business on a fully disclosed basis and did not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities and Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Creation Capital LLC
(A Limited Liability Company)

Financial Statements and Supplementary Information

December 31, 2010